Exhibit (a)(5)(C)

N E W S B U L L E T I N
FROM:

FOR IMMEDIATE RELEASE

CALAMP ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD
AND COMPLETION OF TENDER OFFER FOR SHARES OF LOJACK

OXNARD, CA and CANTON, MA – March 18, 2016 – CalAmp Corp. (NASDAQ: CAMP) (“CalAmp”) and LoJack Corporation (NASDAQ: LOJN) (“LoJack”) announced today the expiration of the subsequent offering period of the cash tender offer by CalAmp’s wholly-owned subsidiary, Lexus Acquisition Sub, Inc. (“Purchaser”), for all of the outstanding shares of common stock of LoJack at a price of $6.45 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

The subsequent offering period expired at 12:00 midnight (Eastern time) on Thursday, March 17, 2016 (one minute after 11:59 P.M., Eastern time, on Thursday, March 17, 2016). Computershare Trust Company, N.A., the depositary for the tender offer, has advised Purchaser that a total of 16,148,232 shares of LoJack common stock were validly tendered and not withdrawn pursuant to the tender offer in the initial offering period and the subsequent offering period (excluding 4,120 shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantees). Such shares, when combined with the 850,100 shares of LoJack common stock currently owned by Purchaser, represent approximately 86.4% of the issued and outstanding shares of LoJack common stock on a fully-diluted basis.

Following the expiration of the subsequent offering period, in accordance with the Agreement and Plan of Merger entered into by CalAmp, Purchaser and LoJack on February 1, 2016, Purchaser exercised a top-up option to purchase a sufficient number of shares of LoJack common stock directly from LoJack to allow the parties to consummate a short-form merger of Purchaser with and into LoJack without the vote of LoJack’s stockholders pursuant to Section 11.05 of the Massachusetts Business Corporation Act.

Upon completion of the merger, LoJack will become a wholly-owned subsidiary of CalAmp. In the merger, each share of LoJack common stock that was not validly tendered in the tender offer (other than shares held by CalAmp or Purchaser, or by any stockholders of LoJack who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the same $6.45 per share, net to the seller in cash, without interest and less any applicable withholding taxes, that was paid in the tender offer. In addition, the parties anticipate that the common stock of LoJack will cease to be traded on the NASDAQ Global Select Market at the close of market on March 18, 2016, following completion of the merger.

About CalAmp Corp.
CalAmp is a proven leader in providing wireless communications solutions to a broad array of vertical market applications and customers. CalAmp’s extensive portfolio of intelligent communications devices, robust and scalable cloud service platform, and targeted software applications streamline otherwise complex Machine-to-Machine (M2M) deployments. These solutions enable customers to optimize their operations by collecting, monitoring and efficiently reporting business critical data and desired intelligence from high-value mobile and remote assets. For more information, please visit www.calamp.com.

About LoJack Corporation
LoJack, the company that has helped more than nine million people protect their vehicles in the event of theft over the past 25+ years, today provides safety, security and protection for an ever-growing range of valuable assets and people. Leveraging its core strengths, including its well-known brand, direct integration with law enforcement and dealer distribution network, LoJack is expanding its business to include its traditional vehicle and equipment theft recovery, people at risk and new telematics-based products and services. LoJack is delivering new telematics-based solutions for on-road and off-road fleet management, as well as dealer inventory management. By expanding its brand beyond stolen vehicle recovery, LoJack is committed to creating a new level of value for its dealer, licensee, customer and investor communities by delivering innovative offerings and multiple technologies in expanding geographies. For more information, visit www.lojack.com.

Forward-Looking Statements
This release contains forward-looking statements related to the proposed transaction and business combination between CalAmp and LoJack, including statements regarding the benefits and timing of the transaction, as well as statements regarding the companies’ products, markets and growth opportunities. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including the following, among others: expected synergies and other financial benefits of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated; the pendency of the transaction may have resulted in disruptions to LoJack’s business that will make it more difficult to maintain relationships with employees, customers, vendors and other business partners; delays, disruptions or increased costs in the integration of LoJack’s technology in existing or new products and services may arise; unanticipated restructuring costs may be incurred; attempts to retain key personnel and customers may not succeed; the business combination or the combined companies’ products may not be supported by third parties; actions by competitors may negatively impact results; and there may be negative changes in general economic conditions in the regions or the industries in which CalAmp and LoJack operate. In addition, please refer to the documents that CalAmp and LoJack file with the Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q, and 8-K, including the specific risk factors included in such filings. These filings identify and address other important risks and uncertainties that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this release. Readers are cautioned not to put undue reliance on these forward-looking statements, and CalAmp and LoJack assume no obligation to update, and do not intend to update, these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information
This release relates to a pending business combination transaction between CalAmp and LoJack. No statement in this release constitutes an offer to buy, or the solicitation of an offer to sell, any securities. A solicitation and an offer to buy shares of LoJack was made pursuant to the offer to purchase and related materials that CalAmp filed with the SEC on February 16, 2016. CalAmp is filing today an amendment to its Tender Offer Statement on Schedule TO related to the transaction with the SEC, and thereafter LoJack will file an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CalAmp and LoJack may also file other documents with the SEC regarding the transaction. This document is not a substitute for Schedule TO, the Schedule 14D-9 or any other document that CalAmp or LoJack may file with the SEC in connection with the transaction.

AT ADDO COMMUNICATIONS:
Lasse Glassen
General Information
(424) 238-6249
lasseg@addocommunications.com